                                                            EXHIBIT (a)(5)(FFF)

                          UNITED STATES DISTRICT COURT
                          EASTERN DISTRICT OF MICHIGAN
                                SOUTHERN DIVISION

                                   ----------

SIMON PROPERTY GROUP, INC., et al,
                                                CASE NUMBER: 02-74799
                PLAINTIFF(S),
                                                HONORABLE VICTORIA A. ROBERTS
v.

TAUBMAN CENTERS, INC., et al,

                DEFENDANT(S).
____________________________________/

                                      ORDER

I.   INTRODUCTION

     This matter is before the Court on Plaintiffs' Emergency Motion to Modify the Court's May 20, 2003 Order. On May 20, 2003, the Court granted Defendants' Motion to Suspend Injunction Pending Appeal. Plaintiffs' motion is prompted by Defendants' lobbying of the Michigan Legislature for amendments to the Michigan Control Share Acquisitions Act. The proposed amendments could render this Court's prior rulings and the pending appeal moot. Oral argument was heard on Friday, June 6, 2003.

     The Court DENIES Plaintiffs' motion.

II.  ARGUMENTS

     House Bill 4764 ("HB 4764") was introduced on May 27, 2003 in the Michigan State Legislature (the "Legislature") and referred to the Legislature's Committee on Commerce.

Among other things, it proposed that the Michigan Control Share Acquisitions Act ("Michigan Control Share Act"), MCL 450.1790, ET SEQ., be amended to provide that:

      - "...formation of a group, before or after the date of the amendatory act . . ., does not constitute a control share acquisition of shares ... held by members of the group..."

      - either shareholders or directors can grant voting rights to control shares acquired in a control share acquisition.

      - only the directors can propose amendments to the articles of incorporation.

Pl. Exh A, HB 4764 at Secs. 791(6), 798(1), 611(3).

     Defendants admit they have actively lobbied for the proposed amendments. They submitted memoranda for the Legislature's consideration in support of their position. While Plaintiffs have lobbied against such amendments to the Michigan Control Share Act, they contend they had no knowledge of Defendants most recent efforts, which presumably had some sway in the drafting and consideration of HB 4764.(1)

     Plaintiffs assert that Defendants' lobbying violates the Court's May 20th Order. Defendants were ordered to "refrain from engaging in any activity to impede Simon's tender offer." Order at p. 8. Plaintiffs argue that modification of the Court's Order is now required, because Defendants' appeal to the Legislature is designed to thwart Simon's tender offer. Plaintiffs propose that the Court modify its May 20th Order to allow Simon to solicit votes to call a special shareholder's meeting, and to allow a vote to be held at that meeting on whether to amend the "excess share provision" in the Taubman Centers, Inc.

----------
     (1) Earlier versions of the bill were defeated in the Senate in March 2003.

(TCI) Articles of Incorporation.(2) The remaining restrictions imposed in the Order, as to both Plaintiffs and Defendants, would stand.(3)

     Without such a modification, Plaintiffs assert that they and TCI shareholders would be substantially injured because their voting rights may be nullified by the proposed legislation before the Sixth Circuit rules on the pending appeal. Plaintiffs opine that, if shareholders vote before enactment of the proposed amendments, Plaintiffs will have a colorable argument that it has "vested rights" against which the proposed amendments cannot be retroactively applied.

     Defendants would not be irreparably injured by this "limited" modification of the Court's Order, argue Plaintiffs, because the vote can be reversed if the Sixth Circuit rules in Defendants' favor. And, the Court's grant of a preliminary injunction will be preserved for appellate review.

     Defendants deny that their lobbying efforts are within the scope of activities prohibited by the letter or spirit of the Court's May 20th Order. In any event, Defendants

----------
     (2) The "excess share provision" prohibits anyone from acquiring shares in excess of 8.23% of the value of the outstanding capital stock of TCI (except certain persons who may own up to 9.9%). Under the Articles, any transfer of stock that would result in a person owning shares in violation of the excess share provision is void AB INITIO and the intended transferee will not acquire any rights in the shares. This provision can only be amended by a two-thirds vote of TCI's shareholders.

     (3) Because the Court's Order prohibited Plaintiff from soliciting votes to call a special meeting in order to request that shareholders vote on whether to amend the Articles, Plaintiffs were also prohibited from attempting to purchase the shares necessary for it to succeed in its takeover bid. Defendants were expressly prohibited from: repurchasing shares, adopting a Shareholders' right plan (i.e., poison pill), amending the bylaws, calling a shareholder's meeting, and asking for consents and/or designations by shareholders.

argue that such a prohibition would constitute a prior restraint in violation of Defendants' First Amendment rights. Defendants argue that their advocacy in favor of legislation is protected speech, even if it directly impacts on prior and future rulings of the Court.

     Defendants further argue that Plaintiffs' proposed modification of the stay Order would cause Defendants irreparable harm, because Plaintiffs would be poised to take down shares within a few hours of a Sixth Circuit ruling, while Defendants would be restrained under the stay Order from taking corporate measures to oppose the tender offer.

     Since Plaintiffs filed their motion, HB 4764 was further modified by the Commerce Committee and the Michigan House of Representatives. On June 4, 2003, the bill was voted out of the Committee with a modification that 1) allowed shareholders (as well as directors) to propose an amendment to the articles of incorporation, and 2)omitted language giving retroactive effect to a provision that would establish that formation of a group is not a control share acquisition. House Substitute for HB 4764 at Secs. 611(3), 791(6). On June 5, 2003, however, the bill was further modified in the House and passed with retroactive language reinserted. House Substitute for HB 4764 at Secs. 791(6), 798a.

III. APPLICABLE LAW AND ANALYSIS

     A. DEFENDANTS' LOBBYING EFFORTS DO NOT VIOLATE THE COURT'S ORDER

     An order prohibiting a certain form of speech can constitute a "prior restraint" in violation of the First Amendment:

     The term prior restraint is used "to describe administrative and judicial orders forbidding certain communications when issued in advance of the time that such communications are to occur." Temporary restraining orders and permanent injunctions--i.e., court orders that actually forbid speech activities--are classic examples of prior restraints.

ALEXANDER V U.S., 509 U.S. 544, 550 (1993)(citations omitted).

     In antitrust cases, the United States Supreme Court has upheld the right of a business to advocate for or against legislation even if it will have the effect of hindering competition. In EASTERN RAILROAD PRESIDENTS CONFERENCE V NOERR MOTOR FREIGHT, INC., 365 U.S. 127 (1961), the United States Supreme Court expressly rejected a claim that defendants' publicity campaign, aimed at influencing legislation that would be contrary to its competitors' interest, violated antitrust laws. Noting the implications of such a finding on the legislative process and constitutional rights the Court stated:

     In a representative democracy such as this, these branches of government act on behalf of the people and, to a very large extent, the whole concept of representation depends upon the ability of the people to make their wishes known to their representatives. To hold that the government retains the power to act in this representative capacity and yet hold, at the same time, that the people cannot freely inform the government of their wishes would impute to the Sherman Act a purpose to regulate, not business activity, but political activity, a purpose which would have no basis whatever in the legislative history of that Act. Secondly, and of at least equal significance, such a construction of the Sherman Act would raise important constitutional questions. The right of petition is one of the freedoms protected by the Bill of Rights, and we cannot, of course, lightly impute to Congress an intent to invade these freedoms.

NOERR, 365 U.S. 127 at 529-530 (footnote omitted).

     Likewise, in CALIFORNIA MOTOR TRANSPORT CO. V TRUCKING UNLIMITED, 404 U.S. 508, 510 (1972), where defendants were accused of instituting state and federal proceedings for the purpose of eliminating their competition, the Court stated:

     We conclude that it would be destructive of rights of association and of petition to hold that groups with common interests may not, without violating the antitrust laws, use the channels and procedures of state and federal agencies and courts to advocate their causes and points of view respecting resolution of their business and economic interests vis-a-vis their competitors.

See also MASSACHUSETTS NURSES ASSOC. V DUKAKIS, 570 F.Supp. 628, 636 (D.
Mass. 1983)("]T]he First Amendment to the United States Constitution protects individuals' rights to petition their federal and state legislatures to seek to convince the legislatures to pass laws which will be in their interest.").

     The principle discussed in NOERR MOTOR FREIGHT and CALIFORNIA MOTOR TRANSPORT applies here. This Court's May 20th Order did not expressly or impliedly prohibit Defendants from lobbying the Legislature, nor could it have. Defendants have a First Amendment right to attempt to change the law, even if such efforts directly impact matters pending before the Court. Indeed, Plaintiffs do not dispute that prohibiting Defendants from such activity would be an unconstitutional prior restraint. Consequently, the Court finds that Defendants' lobbying activity did not and does not violate the stay Order.

     B.   MODIFICATION OF THE STAY ORDER IS NOT WARRANTED

     Despite their request that the Court deem Defendants' actions to be a direct violation of the May 20th Order, Plaintiffs do not request that the Court modify its Order to preclude Defendants from proceeding with their lobbying efforts. Rather, Plaintiffs request that the Court allow them to proceed with a shareholder vote on the excess share provision "to permit the [TCI] shareholders to have the tender offer considered based on the law in effect when they invested in [TCI], when they tendered their shares, and when the Court issued its preliminary injunction ruling." Pl. Reply br. at 2.

     But for the stay Order, Plaintiffs argue they would be at liberty to engage in counter-measures in advance of a final vote on the proposed amendments by the Legislature;

namely, Plaintiffs could proceed with a vote to amend the Articles, which they argue would give them "vested rights" in their tender offer under the law in effect at the time the vote is taken. This, Plaintiffs argue, would preserve "the rights [the Court] intended to confer on shareholders." Oral Argument
Tr. at p.35.

     Despite their acknowledgment that it is fully within the legislative branch's authority to enact or amend laws to clarify or even reverse interpretations of its statutes by the judicial branch, Plaintiffs, nevertheless, argue that the Court must "rebalance the equities" because of the pending legislation. Plaintiffs further maintain that the requested relief does not implicate Defendants' First Amendment right to lobby the Legislature, because they are not asking that the Court prohibit Defendants' lobbying efforts.

     Plaintiffs' rationale is flawed. First, contrary to Plaintiffs' assertions, modification of the stay Order as Plaintiff's propose WOULD encroach upon Defendants' First Amendment rights. Plaintiffs' request is solely because of Defendants' attempt to influence legislation which may be detrimental to Plaintiffs' interests. Although this is not a request that the Court directly prohibit Defendants' lobbying efforts, Plaintiffs do request that the Court hold the Defendants' legislative advocacy against them and reassess the relative harms that the parties may suffer as a result of continued enforcement of the May 20th stay. A reassessment and modification on this basis, however, could hardly be considered anything but a punitive response to Defendants' exercise of their First Amendment rights.

     Second, contrary to their assertions, Plaintiffs request that the Court do far more than maintain the status quo. Plaintiffs actually request that this Court insulate them from possible changes in the law that could sound the death knell to their lawsuit. Plaintiffs, however, were unable to direct the Court to any authority that holds either that they are entitled to be protected from acts of the Legislature or that the Court should or could take steps to insulate its rulings from acts of the Legislature in the manner proposed.

     Furthermore, Plaintiffs misstate this Court's purpose in granting their motion for preliminary injunction. The Court did not grant Plaintiffs' motion to insure that their rights "vest" under a particular interpretation of the Michigan Control Share Act or to grant Plaintiffs final relief. The Court granted the motion simply to preserve Plaintiffs' rights, as the Court has determined them to be, pending a final determination on the merits. Because the relevant area of law is unsettled, the Court stayed the injunction, in part, so that the extent of those rights could be clarified. The Legislature has taken up that task. It is not the function of this Court to protect Plaintiffs from changes that the Legislature may make that may be contrary to Plaintiffs' interests.

     Finally, Plaintiffs' request that the Court "rebalance the equities" essentially amounts to a request for reconsideration of the May 20th Order. Eastern District of Michigan Local Rule 7.1(g)(3) provides for reconsideration only if the movant demonstrates a palpable defect by which the court and the parties have been misled, and further demonstrates that correcting the defect will result in a different disposition of the case.

     Plaintiffs have not identified a palpable defect that impacts the Court's prior ruling. It is true that the Court did not consider the pending legislation or Defendants' efforts in favor of it. However, it would have been inappropriate for the Court to weigh either fact against Defendants. Thus, the fact that Defendants did not apprise the Court of developments on the legislative front, or their advocacy in favor of legislative amendments, was not a palpable defect which warrants reconsideration of the prior ruling.

IV.  CONCLUSION

     Plaintiffs' Emergency Motion to Modify the Court's May 20, 2003 Order is DENIED.

     IT IS SO ORDERED.

                                                  /s/ Victoria A. Roberts
                                                  ----------------------------
                                                  Victoria A. Roberts
                                                  United States District Judge

Dated: JUN 09 2003